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                                                               EXHIBIT 99(A)(10)

[LOGO]
Columbia
Energy
Group/SM/

13880 DULLES CORNER LANE
HERNDON, VA 20171-4600

(703) 561-6000
(703) 561-7324 FAX


NEWS RELEASE

For Immediate Release                                       Contacts:
April 9, 1999                            News Media: R.A. Rankin, Jr.
                                                       (703) 561-6044
                                Financial Community: Thomas L. Hughes
                                                       (703) 561-6001

COLUMBIA PROPANE BEGINS TENDER OFFER
FOR COMMON UNITS OF NATIONAL PROPANE

        RICHMOND, Va., April 9, 1999 -- Columbia Propane Corporation (Columbia Propane) announced today that, through its direct and indirect subsidiaries CP Holdings, Inc. and Columbia Propane, L.P., it has commenced its previously announced cash tender offer to acquire all of the approximately 6.7 million outstanding common units of National Propane Partners, L.P.

        The tender offer is being made for $12.00 in cash per common unit, net to the seller in cash, beginning April 9, 1999. The offer for the common units is subject to certain conditions, including there being validly tendered by the expiration date, and not withdrawn, at least a majority of the outstanding common units on a fully diluted basis. The offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Thursday, May 6, 1999, unless the offer is extended.

        The offer is made only upon and subject to the terms and conditions of the Offer to Purchase and the related Letter of Transmittal, which are being filed today with the Securities and Exchange Commission. PaineWebber Incorporated is acting as the Dealer Manager and Innisfree M&A Incorporated is acting as the Information Agent in connection with the offer. Tender offer materials may be obtained by calling Innisfree toll free at (888) 750-5834.

        The tender offer is the first step of a two-step cash transaction which was announced upon execution of the purchase agreement on April 5. In the second step, subject to the terms and conditions of the purchase agreement, including successful completion of the tender offer, Columbia Propane would indirectly acquire the general partnership interests and subordinated unit interests of National Propane from subsidiaries of Triarc Companies, Inc., and National Propane would merge into Columbia Propane, L.P.

        As part of the second step, any remaining common unitholders of National Propane would receive, in cash, the same unit price as that paid to unitholders who tender their shares under the tender offer.

                                    -more-
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[LOGO]
Columbia
Energy
Group/SM/

        Columbia Propane, a subsidiary of Columbia Energy Group, is based in Richmond, Va. Columbia Energy Group, based in Herndon, Va., is one of the nation's leading energy services companies, with 1998 revenues of nearly $6.6 billion and assets of about $7 billion. Its operating companies engage in all phases of the natural gas business, including exploration and production, transmission, storage and distribution, as well as commodities marketing, energy management, propane sales and electric power generation, sales and trading. Information about Columbia Energy Group (NYSE: CG) is available on the Internet at www.columbiaenergygroup.com.

                                     # # #

This press release contains "forward-looking statements" within the meaning of the federal securities laws, including statements concerning Columbia Energy Group's and Columbia Propane's plans, objectives and expected performance. There can be no assurance that actual results will not differ materially due to various factors, many of which are beyond the control of Columbia Energy Group and Columbia Propane, including, but not limited to, the supply and demand for propane, and successful completion of the proposed National Propane transaction.